Indosat Successfully Completes Consent Solicitation for its 7.375% Guaranteed

Senior Notes due 2020

June 4, 2012 – Indosat Palapa Company B.V. (the “Issuer”) announced today that it has received and accepted the requisite number of consents (“Consents”) from holders of record as of 5:00 p.m., New York City time, on June 1, 2012 ("Holders") of its US$650 million 7.375% Guaranteed Senior Notes due 2020, ISIN Nos. US45579PAA84 and USN44519AA99 (the “Notes”) necessary to amend the indenture under which the Notes were issued in July 2010 (the “Indenture”), in accordance with the Consent Solicitation Statement and related materials, dated May 21, 2012 (the "Consent Solicitation Statement").  The Issuer is a wholly owned subsidiary of PT Indosat Tbk ("Indosat").  The Issuer obtained consent from bondholders accounting for over 93% of the outstanding principal amount of the bonds, well above the majority threshold required for success.

On February 7, 2012, Indosat entered into an asset purchase agreement (the "Asset Purchase Agreement") with PT Tower Bersama Infrastructure Tbk and its subsidiary PT Solusi Menara Indonesia for the sale and leaseback of 2,500 wireless telecommunications towers.  The amendments amend the existing exceptions in the Indenture with respect to Qualified Tower Sales to permit Indosat to consummate the transactions contemplated by the Asset Purchase Agreement and add additional exceptions for dispositions of active infrastructure assets (i.e., fiber, transmission equipment and radio access network) to joint venture entities with which Indosat may enter into network sharing arrangements, without seeking the consent of Holders.

A supplemental indenture amending the Indenture to incorporate the amendments has been executed and delivered by Indosat, the Issuer and the Trustee in accordance with the Indenture and has become effective, and all holders of Notes are therefore now bound by the amendments regardless of whether they have provided Consents.

The consent fee will be paid no later than June 15, 2012, to the holders who have consented, by properly executing and delivering their Consent Form prior to or at the Expiration Time, and have not duly revoke such Consent.

This press release does not constitute an offer of securities or solicitation of Consents under the Notes. For further information, Holders of the Notes should refer to the Consent Solicitation Statement and materials attached thereto.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends